NO ACT

10
8-2-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



10013164

September 21, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 09-21-2010

Richard J. Mattera
Hogan Lovells US LLP
One Tabor Center, Suite 1500
1200 Seventeenth Street
Denver, CO 80202

Re: Vail Resorts, Inc.
Incoming letter dated August 2, 2010

Dear Mr. Mattera:

This is in response to your letter dated August 2, 2010 concerning the shareholder proposal submitted to Vail by Jeffrey L. Doppelt. We also have received a letter on the proponent's behalf dated August 13, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Andrew T. Cupit
203 West Somerdale Road
Voorhees, NJ 08043

September 21, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Vail Resorts, Inc.
Incoming letter dated August 2, 2010

The proposal requests that the board elect taxation as a real estate investment trust, commencing with the taxable year ending July 31, 2011.

There appears to be some basis for your view that Vail may exclude the proposal under rule 14a-8(i)(13). As noted in the supporting statement, implementation of the proposal would require that Vail distribute at least 90% of its annual taxable income to stockholders. Accordingly, it is our view that the proposal relates to a specific amount of dividends and we will not recommend enforcement action to the Commission if Vail omits the proposal from its proxy materials in reliance on rule 14a-8(i)(13). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Vail relies.

Sincerely,

William A. Hines
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

LAW OFFICES OF
ANDREW T. CUPIT
ATTORNEY AT LAW
203 West Somerdale Road
Voorhees, New Jersey 08043
(856) 783-5680
Facsimile (856) 783-5681

Admitted to practice in Maryland, New Jersey, New York, Pennsylvania and Washington, D.C.

New York Office
998 Old Country Road, Ste. 4
Plainview, New York 11803
(631) 754-7637

August 13, 2010

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
100 F Street, N.E.
Washington, District of Columbia 20549

Re: Shareholder Proposal of Jeffrey L. Doppelt
Vail Resorts, Inc. Annual Meeting
ATC File Number: 0014.0011

Dear Sir/Madam:

I am in receipt of Vail Resort's position paper for exclusion of the above-referenced shareholder's proposal and take issue with same for the following reasons:

At the outset, it should be noted that the burden is on Vail to properly set forth a basis for exclusion of a proposal. "The burden is on [the company], however, to show that Plaintiff's proposal is properly excludable." Hall v. Tyco International Ltd., 223 F.R.D. 219 (2004) *citing* Amalgamated Clothing & Textile Workers Union v. Wal-Mart Stores, Inc., 821 F. Supp. 877, 892 (S.D.N.Y. 1993). Vail has failed to carry its burden to exclude Mr. Doppelt's proposal.

The Proposal does not Specifically Relate to Dividends

Vail seeks exclusion of Mr. Doppelt's proposal, dated June 17, 2010, on the basis that it relates to dividends. Vail mischaracterizes the proposal in a feeble attempt to provide a basis for exclusion. However, a plain language review of the proposal reveals that it seeks a tax and asset restructuring of the company by conversion to a REIT. The fact that distributions are mentioned to garner shareholder support for the proposal does not make it one that particularly relates to or focuses on dividends. As such, Vail's argument for exclusion fails.

The Proposal is not Vague as it must Comply with Word Limits on Proposals

Vail raises the issue of clarity of the proposal submitted by Mr. Doppelt. Specifically, Vail argues that the proposal submitted by Mr. Doppelt is vague as it fails to address the complexities of converting the company to a REIT. Vail fails to acknowledge that proposals submitted by shareholders are limited to a 500 word maximum. Mr. Doppelt was as descriptive as possible within the bounds of the limitations imposed upon shareholders for submitting their proposals to a company. Vail's own August 2, 2010, letter admits that "the Proposal may appear to be straight-forward on its face." Accordingly, the proposal is not vague.

Additionally, had Mr. Doppelt exceeded the 500 word limit on shareholder proposals in order to further clarify same (clarification of a proposal is proper prior to an annual meeting in proxy materials), then Vail would have objected on those grounds. Thus, they would seek to use the limitation as both a sword (to cut out proposals that violate the 500 word limit) and a shield (to eliminate proposals for vagueness where compliance with the 500 word proscription limits the clarity of the proposal). Nevertheless, neither Vail nor its counsel is entitled to select which parts of a proposal are sufficiently descriptive to be presented to the shareholders.

It is apparent that Vail will go to great lengths to protect entrenched management and avoid being responsive to their shareholders. The actions of management have continually resulted in an under performing issue. With respect to the ownership of the particular company, Vail's majority shareholders are comprised of six (6) distinct voters/voting blocs (*see* attached list of shareholders from Vail's 2009 proxy materials). Given the level of sophistication of the majority owners of the company, they are certainly capable when presented with the competing views of the proposed change and management's opposition to reach an informed decision on the future direction of the company. Vail's request for a no action letter sets forth a number of reasons that they believe the proposal should be defeated. These reasons, couched as argument for exclusion of the proposal, are more appropriately reserved for argument in opposition to the proposal in proxy materials or at the annual meeting, not as proper basis for exclusion.

For the foregoing reasons, Mr. Doppelt submits that his proposal is not impermissibly vague as Vail argues, and requests that the Commission require its submission to the shareholders.

The Proposal is Proper as it does not Relate to the Ordinary Business Operations of the Company

Vail's next argument contends that the proposal to alter the status of the company to a REIT should be excluded as it deals with ordinary business decisions by management. This argument flies in the face of Vail's own request for a no-action letter where counsel for the company outlines the complexities of converting the company to a REIT. Specifically, counsel indicates on page 5 of their request for a no-action letter that conversion to a REIT will purportedly require the "sale of substantial portion of company assets." Further, as outlined in counsel's request for no-action letter, conversion to REIT status will require a restructuring of the company's assets, business operations and revenue streams in order to comply with Internal Revenue Code proscriptions. This, in addition to Vail's own acknowledgement that conversion to a REIT would also require management to completely re-engineer their approach to financial operations of the company, cannot be a proposal that involves ordinary business decisions. By its very nature, as acknowledged by Vail's opposition, conversion to a REIT involves multiple complexities and changes in the way the company is managed, operated, taxed, funded, the assets it owns and controls, as well as the nature of its business accounting. The proposal does not relate to the ordinary business operations of the company as it seeks to alter the fundamental financial direction of the company. Such is not an ordinary business decision but one that is typically left to the sound discretion of the shareholders of the company. Vail's arguments to the contrary are again, opposition that is best reserved for the proxy materials or the annual meeting but not necessarily a proper basis for exclusion of the proposal.

For the foregoing reasons, Mr. Doppelt submits that his proposal is not excludable as argued by Vail in that the conversion to a REIT is a fundamental change that surpasses the ordinary business decisions of entrenched management. Mr. Doppelt thus requests that the Commission require its submission to the shareholders.

The Proposal is not False or Misleading

Vail contends that Mr. Doppelt's proposal contains false and misleading information. Particularly, Vail's counsel contends that the comparison of Vail's current position vis-à-vis the particular indices listed in the proposal is misleading in that Mr. Doppelt should have used Vail's share value as of the same date. However, Mr. Doppelt's June 17, 2010, proposal was submitted prior to the release of updated information for the particular indices. Therefore, his proposal set forth the most recent information that was available at that time. It is submitted that such does not make Mr. Doppelt's proposal false or misleading especially where the proposal quoted the attached article from USA today. Accordingly, if the report in the newspaper was not false or misleading, the proposal based upon same cannot be. Vail seeks to conjure a claim of falsity or misleading information based upon an issue of timing. As set forth above, the issue is clearly explainable by the lack of updated indices at the time Mr. Doppelt's proposal needed to be submitted in order to comply with rules relating to the timing of submissions. Again, Vail's counsel seeks to make their opposition (which is properly left for the annual meeting) into a basis for exclusion.

Further, Mr. Doppelt's proposal is not misleading where other companies have converted to REITs only to see their shareholders maximize their returns on their company holdings (*see* attached press release regarding Weyerhaeuser's conversion to a REIT, which resulted in a nearly $7.00 one day increase in the trading range from the Friday prior to the announcement, to Monday following the announcement). In this case, Vail management seeks to keep themselves entrenched in operation of the company, investing the profits as they see fit and making acquisitions with no real oversight by the shareholders especially where, as here, they admittedly have never made a distribution to their shareholders. This is patently inequitable to those shareholders that have held their positions in the company for in excess of a decade with no return on their investment.

For the foregoing reasons, it is submitted that Mr. Doppelt's proposal is not false or misleading and should not be excluded by the company prior to the annual meeting.

Conclusion

Based upon the foregoing, Mr. Doppelt submits that his proposal is not impermissibly vague, does not infringe upon ordinary business decisions of the company, uses the most recent financial figures available and is accordingly, not misleading. Under the circumstances, we respectfully request that the Securities and Exchange Commission issue an Action Letter to Vail Resorts, compelling them to submit the proposal to the shareholders at the next annual meeting.

If you have any questions, please contact this office. Your courtesy and cooperation in this matter are greatly appreciated.

Very truly yours,

LAW OFFICES OF ANDREW T. CUPIT



Andrew T. Cupit

Cc: Hogan Lovells

(1) Includes options to purchase 25,000 shares of common stock which are currently exercisable.

(2) Includes options to purchase 22,500 shares of common stock which are currently exercisable.

(3) Mr. Stiritz disclaims beneficial ownership of all shares of common stock of the Company held by Ralcorp.

(4) Includes options to purchase 25,000 shares of common stock which are currently exercisable. Also includes 386,242 SARs which would be exercisable for 35,990 shares of common stock (assuming a fair market value of $36.01, the closing price of our common stock on October 9, 2009).

(5) Includes options to purchase 180,000 shares of common stock which are currently exercisable. Includes 44,979 SARs which would be exercisable for no shares of common stock (assuming a fair market value of $36.01, the closing price of our common stock on October 9, 2009).

(6) Includes options to purchase 25,166 shares of common stock which are currently exercisable. Includes 27,078 SARs which would be exercisable for no shares of common stock (assuming a fair market value of $36.01, the closing price of our common stock on October 9, 2009).

(7) Includes 47,270 SARs which would be exercisable for no shares of common stock (assuming a fair market value of $36.01, the closing price of our common stock on October 9, 2009).

(8) Includes options to purchase 35,500 shares of common stock which are currently exercisable. Includes 27,078 SARs which would be exercisable for no shares of common stock (assuming a fair market value of $36.01, the closing price of our common stock on October 9, 2009).

(9) Includes options to purchase 355,666 shares of common stock and 557,199 SARs which would be exercisable for 35,990 shares of common stock (assuming a fair market value of $36.01, the closing price of our common stock on October 9, 2009).

INFORMATION AS TO CERTAIN STOCKHOLDERS

Set forth below is certain information with respect to the only persons known to the Company to be the beneficial owners of more than five percent of the Company's voting securities at the close of business on October 5, 2009, based on filings required by the SEC.

	Common Stock Beneficially Owned	
Name of Beneficial Owner	**Shares**	**Percent of Total**
Baron Capital Group, Inc.	5,954,001(1)	16.44%
Marsico Capital Management, LLC	5,228,006(2)	14.43%
Janus Capital Management LLC	4,375,224(3)	12.08%
Columbia Wanger Asset Management, L.P.	2,942,000(4)	8.12%
Advisory Research, Inc.	2,358,042(5)	6.51%
Keeley Asset Management Corp.	1,916,050(6)	5.29%

Applicable percentages are based on 36,221,013 shares outstanding on October 5, 2009.

(1) As reported by Baron Capital Group, Inc. ("BCG"), Ronald Baron, BAMCO, Inc. ("BAMCO"), Baron Capital Management, Inc. ("BCM"), Baron Asset Fund ("BAF") and Baron Growth Fund ("BGF") on a joint Schedule 13G/A filed with the SEC on February 12, 2009. BAMCO and BCM are subsidiaries of BCG. BAF and BGF are advisory clients of BAMCO. Ronald Baron owns a controlling interest in BCG and is Chairman and Chief Executive Officer of BCG, BAMCO and BCM and Chief Executive Officer of BAF and BGF. The address for BCG is 767 Fifth Avenue, 24th Floor, New York, NY 10153. BCG and Ronald Baron disclaim beneficial ownership of shares


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August 2, 2010

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: *Shareholder Proposal of Jeffrey Doppelt*
Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Vail Resorts, Inc. (the "**Company**") intends to exclude from its proxy statement and form of proxy for its 2010 Annual Meeting of Stockholders (collectively, the "**2010 Proxy Materials**"), a stockholder proposal and statements in support thereof (the "**Proposal**") from Jeffrey Doppelt (the "**Proponent**"), dated June 17, 2010.

Pursuant to Rule 14a-8(j) of the Exchange Act of 1934, as amended (the "**Exchange Act**"), we have:

- Filed this letter with the Securities and Exchange Commission (the "**Commission**") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and

- Concurrently, sent copies of this correspondence to the Proponent.

Rule 14a-8(k) of the Exchange Act ("**Rule 14a-8(k)**") and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("**SLB 14D**") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission and the staff of the Division of Corporation Finance (the "**Staff**"). Accordingly, we are taking this opportunity to inform the Proponent that if he elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of such correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

I. PROPOSAL

The Proposal states:

"**RESOLVED**: That Vail Resorts stockholders hereby request the Board of Directors elect taxation as a real estate investment trust ("REIT") under Internal Revenue Code ("IRC") Sections 856 through 860, commencing with the taxable year ending July 31, 2011."[1]

A copy of the Proposal, as well as the statement in support thereof are attached hereto as Exhibit A.

II. BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur with the Company's view that the Proposal may be properly excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(13) of the Exchange Act (**"Rule 14a-8(i)(13)"**), Rule 14a-8(i)(3) of the Exchange Act ("**Rule 14a-8(i)(3)**"), Rule 14a-8(i)(7) of the Exchange Act ("**Rule 14a-8(i)(7)**") and Rule 14a-9 of the Exchange Act ("**Rule 14a-9**").

III. ANALYSIS

A. The Proposal May Be Excluded Under Rule 14a-8(i)(13) Because the Proposal Relates to Specific Amounts of Cash or Stock Dividends

The Proposal may be excluded from the Company's 2010 Proxy Materials in reliance on Rule 14a-8(i)(13), which allows exclusion of proposals that relate to specific amounts of cash or stock dividends.

The Staff has consistently held that proposals that attempt to establish a dividend formula to pay dividends corresponding to 50% of net income, and in some cases as low as 30%, may be excluded under Rule 14a-8(i)(13). *See Computer Sciences Corporation* (avail. March 30, 2006) (proposal to pay annual dividend of not less than 50% of earnings); *Microsoft Corporation* (avail. July 19, 2002) (proposal to pay dividend of 50% of current and subsequent year earnings); and *Lydall, Inc.* (avail. March 28, 2000) (proposal mandating payment of dividend of not less than 50% of the company's net annual income). *See also Merrill Lynch & Co., Inc.* (avail. Feb. 11, 2008) (proposal submitted by the Proponent "to adopt a structured policy...granting the stockholders of Merrill Lynch rights to cash dividends, stock dividends and special distributions" and providing the calculations for the specific amounts of dividends to be paid, including "50% of all diluted earnings per share up to $7.00"); *Cytyc Corp.* (avail. February 23, 2004) (proposal to pay dividend of 30% of real net income before any awards are made to senior management); and *People's Ohio Financial Corp.* (avail. August 11, 2003) (proposal to pay 66% of net earnings as annual cash dividend).

The Proposal seeks to establish a dividend formula because, as the Proposal states, making a real estate investment trust ("**REIT**") tax election would mean that the Company would be required to distribute at least 90% of its annual taxable income to stockholders to comply with U.S. federal income tax law applicable to REITs. Moreover, the language of the supporting

---

[1] We note that the Proponent submitted a nearly identical proposal to be included in the Company's 2009 proxy materials, which was properly excluded in reliance on Rules 14a-8(b) and 14a-8(f) of the Exchange Act.

statements confirms that the Proposal involves a dividend formula: "With 36,834,000 shares outstanding, the shareholders could receive distributions under REIT status of $4.13 to $4.59 per share." This language is in stark contrast to shareholder proposals that relate only to a company's dividend policy generally but do not include a specific formula for the amount of dividends to be paid. For example, in *Exxon Mobil Corp.* (avail. March 19, 2007), the SEC staff refused to concur with the exclusion under Rule 14a-8(i)(13) of a shareholder proposal asking that the board of directors provide a "more equal ratio of dollars paid to repurchase stock relative to the dollars paid in dividends." The Proposal does not discuss a general dividend policy as in *Exxon Mobil Corp.*, and instead presents a discussion and calculation of the specific dividend formula applicable to REITs. Therefore, the Company intends to exclude the Proposal from its 2010 Proxy Materials pursuant to Rule 14a-8(i)(13).

B. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague and Indefinite So As to Be Inherently Misleading

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials.

The Staff has consistently taken the position that vague and indefinite shareholder proposals are inherently misleading, and therefore, excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin, No. 14B (Sept. 15, 2004). In addition, the Staff has concurred that a shareholder proposal was sufficiently misleading so as to justify exclusion when a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of 'improved corporate governance'").

The Proposal, as presented by the Proponent, recommends that the Company's Board of Directors elect taxation as a REIT. While the Proposal may appear to be straight-forward on its face, electing REIT status is anything but straight-forward. The actions necessary for the Company to make and maintain such an election, a summary of which is set forth below, are beyond the understanding of many of the Company's stockholders, and the Proposal does not properly set forth with any reasonable certainty the actions or measures that would be required by the Company to implement the Proposal.

Implementing the Proposal

The requirements under U.S. federal income tax law applicable to REITs fall into several general categories. These categories include, among others: (1) requirements related to the composition of a REIT's gross income; (2) requirements related to the composition of a REIT's assets; and (3) requirements related to the minimum level of annual distributions required to be made by a REIT. Several of these requirements are described in greater detail below.

As a general matter, the Company does not believe that the requirements set forth above are consistent with the existing business operations or capital and liquidity policies of the Company. Specifically, preparing the Company to satisfy these requirements would necessitate a rapid disposition of large portions of the Company's core assets and businesses, a substantial reorganization of the Company's remaining operations, and significant changes in the Company's capital and liquidity policies. All of these actions would be inconsistent with the Company's current operating and strategic objectives and could produce substantial negative consequences to the Company and its shareholders; none of which are contemplated by the Proposal. Absent a full analysis and disclosure of these consequences, the contents of the Proposal are both vague and indefinite.

<u>REIT Income Requirements</u>

The gross income requirements applicable to REITs place significant restrictions on the ability of a REIT to operate its properties. These requirements place even more severe restrictions with respect to the ownership and operation of hotels and other lodging properties (including resort properties, such as the ski resorts owned by the Company). Among other things, neither a REIT nor, generally, affiliates of the REIT, may operate a hotel or other lodging property that is owned by the REIT.

More specifically, at least 75% of a REIT's gross income for each taxable year must be derived from investments relating to real property or mortgages on real property. In addition, at least 95% of a REIT's gross income in each taxable year must be derived from some combination of income that qualifies under the 75% gross income test and certain other "passive" income. The gross income from a REIT related to the operation of a hotel and other lodging property generally does not constitute qualifying income for purposes of these tests. Other "active" business income of the Company (such as, in the Company's case, its income from the operation of its Mountain Segment, as further described in the Company's Annual Report on Form 10-K filed with the Commission on September 24, 2009) would also not constitute qualifying income for purposes of these tests. Accordingly, a significant portion of the income of the Company would not constitute qualifying income for purposes of the gross income tests applicable to REITs. For example, the Company's Mountain Segment and Lodging Segment accounted for approximately 63% and 18%, respectively, of the Company's net revenue for the year ended July 31, 2009. Although the Proposal describes certain limited stockholder-level benefits of REIT status, the Proposal does not describe whether the assets, business, and current operations of the Company are, as a general matter, consistent with REIT status.

Furthermore, in some cases, certain non-hotel or resort operations may be conducted by a special subsidiary of a REIT known as a "taxable REIT subsidiary." Unlike a REIT, however, a taxable REIT subsidiary generally is subject to U.S. federal (and generally state) income tax on its earnings. Moreover, a taxable REIT subsidiary generally is not required to regularly distribute its earnings to the REIT. Both of these factors run counter to the supposed benefits of REIT status that are described in the Proposal, namely tax savings and the requirement that the REIT make annual distributions of substantially all of its earnings. In addition, as a general matter, only 25% of a REIT's gross assets can be attributable to the securities it owns of its taxable REIT subsidiaries. Therefore, the extent and value of the operations that can be conducted by a taxable REIT subsidiary are limited. These and other considerations relating to taxable REIT subsidiaries are not discussed in the Proposal.

Taxable "Prohibited Transactions"

A REIT is subject to a 100% tax on its net taxable income derived from "prohibited transactions." Prohibited transactions are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business. The vast majority of the Company's income would fall into this category. Moreover, these rules would essentially prohibit the Company from developing and selling real estate, and therefore, would eliminate all possible future vertical real estate development projects and sale of land parcels.

Although activities that otherwise give rise to income subject to this 100% tax may be conducted by a taxable REIT subsidiary, that subsidiary would be subject to U.S. federal (and generally state) income tax on its earnings and generally would not be required to regularly distribute its earnings to the REIT. In addition, as described above, there are restrictions on the portion of a REIT's overall value which can be attributable to these subsidiaries. The effect of the prohibited transactions rules on the Company's operations is not described in the Proposal.

Sale of Substantial Portion of Company Assets

As discussed above, large components of the Company's core businesses do not constitute qualifying income under the 75% gross income test applicable to REITs and/or would produce income from "prohibited transactions." Thus, substantially all of the Company's operations would likely have to be sold prior to the time the Company were to intend to be taxed as a REIT or be transferred to a taxable REIT subsidiary. It may not be possible to implement such sales in a tax efficient manner, which could affect the Company's earnings. Such sales might also have to be effected on terms that are unfavorable to the Company and its stockholders. Moreover, the growth of businesses to be owned by a taxable REIT subsidiary would have to be limited. None of these considerations, each of which would be necessary to an informed analysis of the Proposal by the stockholders, are described in the Proposal. In addition, the Company does not believe that the sale of these businesses, or limiting the growth of these businesses, is in the best interests of the Company and the stockholders.

REIT Distribution Requirements

As described in the Proposal, a REIT generally must distribute, on an annual basis, at least 90% of its net taxable income. As a result, a REIT generally is unable to rely upon retained earnings to fund expansion of its business, and otherwise must rely on new capital in the form of outside borrowings or equity raisings. It is the current policy of the Company to retain earnings to finance the operations and expansion of the Company's business. The Company has not declared or paid any cash dividends on its common shares since becoming publicly traded in 1997. The Company believes that it is in the best interests of the Company and the stockholders for the Company to maintain the flexibility to retain its earnings to fund operations, maintain reserves, and to provide a financing platform for future expansion, as well as for other corporate purposes.

Moreover, given the recent dislocations in the credit and capital markets, and the difficulties and expense associated with obtaining new sources of capital in the current economic climate, the Company does not believe that it is preferable to eliminate this flexibility. In addition, the terms of the Company's Credit Facility and Indenture restrict its ability to pay dividends. These restrictions do not allow for exceptions to the extent that distributions are necessary to maintain its status as a REIT. None of these considerations are described in the Proposal.

The Company's stockholders cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. *See also Boeing Corp.* (avail. Feb. 10, 2004); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against"). As set forth above in very limited detail, there are numerous complexities and considerations involved for a company to qualify for taxation as a REIT, none of which are addressed in the Proposal. In the instant case, neither the Company nor its stockholders can determine with certainty the measures necessary to effectuate the Proposal (including a complex restructuring of, and modifications to, the Company's operations). The Company's stockholders are being asked to approve the Proposal which, on its face, may appear to be straight-forward. However, those considerations involved with preparing the Company to make a REIT tax election and to maintain qualification as a REIT, including the significant changes that would be required to the Company's business and its liquidity and capital policies, are far more complex than the Proposal describes or even suggests. However, a stockholder voting to approve the Proposal might believe that the Company electing REIT status is simple and straight-forward, and that the sole significant and automatic result of such an election would be such stockholder receiving dividends and distributions as set forth in the Proposal, which is not the case. Given the complexity of U.S. federal income tax law applicable to REITs, it is highly unlikely that a stockholder would understand many critical implications of a REIT election based on the contents of the Proposal, which grossly oversimplifies the process of electing REIT status and its implications. As such, the stockholders voting on the Proposal would not be able to determine with any reasonable certainty the measures that would be required to effectuate the Proposal. Therefore, the Proposal is vague and indefinite, and thus inherently misleading. Accordingly, the Company intends to exclude the Proposal from its 2010 Proxy Materials on the basis of Rule 14a-8(i)(3).

C. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because the Proposal Relates to the Conduct of the Ordinary Business Operations of the Company

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal that deals with matters relating to a company's "ordinary business operations." The Staff has indicated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors since it is impractical for shareholders to decide how to solve such problems at an annual shareholders meeting." (Exchange Act Release No. 34-40018 (May 21, 1998)) (the "**1998 Release**"). The Staff has further indicated that, in deciding whether a shareholder proposal is excludable under Rule 14a-8(i)(7), it considers each proposal on a case-by-case basis in determining whether the proposal deals with matters that relate to a company's ordinary business operations. (Staff Legal Bulletin No. 14E, Oct. 27, 2009 ("**SLB 14E**")).

The 1998 Release indicates that the term "ordinary business" does not necessarily refer solely to matters that are "ordinary" within the common meaning of the word. Instead, the term is "rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." (Exchange Act Release No. 34-40018 (May 21, 1998)).

Section 141 of the Delaware General Corporation Law, provides that "the business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." The Company is incorporated in the State of Delaware and its certificate of incorporation does not contain any limitations on the board's authority to so manage the Company. Decisions relating to the strategic direction of a company are generally considered within the discretion of the board of directors, as such decisions are "ordinary" in nature.

The election by the Company of REIT status falls squarely within the discretion of its Board of Directors, as it relates to the strategic direction of the Company. Strategy, by its definition, involves a proposed adaptation in corporate structure that is anticipated to achieve a favorable outcome for a corporation. As discussed above, should the Company elect REIT status, the Company would be required to make several decisions regarding the implementation of such election, including how to structure its operations to qualify as a REIT, while limiting the financial risks associated with the restructuring. Electing REIT status clearly falls within the definition of "strategy," as it would be an extensive adaptation of the Company's corporate structure, which the Proposal states will produce favorable stockholder return, among other things. As such, the subject matter of the Proposal falls within the exception set forth in Rule 14a-8(i)(7), and the Company intends to exclude the Proposal from its 2010 Proxy Materials on that basis.

The Staff has repeatedly determined that corporate decisions that relate to extraordinary corporate transactions extend beyond the normal discretion of the board of directors, and thus, require a vote of the shareholders. *See Allegheny Valley Bancorp, Inc.* (Avail. Jan. 3, 2001) (proposal directing the board of directors to hire an investment bank for the specific purpose of soliciting offers for the purchase of the bank's stock or assets could not be excluded). In contrast, the Staff has consistently granted no-action relief under Rule 14a-8(i)(7) when a shareholder proposal combines ordinary and extraordinary business matters. *See Bristol-Myers Squibb* (Avail. Feb. 22, 2006); *First Charter* (Avail. Jan. 18, 2005); *Medallion Financial* (avail. May 11, 2004); *BKF Capital* (avail. Feb, 27, 2004); *Vista Bancorp, Inc.* (Avail. Jan. 22, 2001) (allowing exclusion of proposal to retain a qualified financial advisory and bank consulting firm to explore strategic alternatives, including acquisition opportunities, (merger of equals,) and sale to or merger with a larger financial institution).

If the Staff determines that electing REIT status would be considered an extraordinary transaction, typically not excludable under Rule 14a-8(i)(7), we note that the implementation of the Proposal *would* include ordinary transactions, that are within the discretion of the Board of Directors of the Company. Such ordinary transactions would include restructuring the Company and disposing of certain operational assets to as to comply with the gross income requirements applicable to REITs, as described above. The Staff has consistently concurred that stockholder proposals concerning the disposition of assets in a non-extraordinary transaction relate to a company's ordinary business operations. *See General Electric* (avail. Jan. 22. 2007; *National Technical Systems, Inc.* (avail. March 20, 2006) (allowing exclusion of a proposal requesting an independent assessment to determine the best use of company-owned real estate larger than one acre, on the basis that it related to the company's ordinary business operations). The Staff has also consistently determined that shareholder proposals are excludable on the basis of Rule 14a-8(i)(7) when a shareholder proposal combines both ordinary and extraordinary business matters. Because the Proposal would require the Company to engage in both ordinary and extraordinary transactions, the Company intends to exclude the Proposal from its 2010 Proxy Materials on the basis of Rule 14a-8(i)(7).

D. The Proposal May Be Excluded Under Rule 14a-9 Because the Proposal Contains Factual Statements that are False or Misleading

Rule 14a-8(i)(3) permits the exclusion or revision of a shareholder proposal or supporting statement if the proposal or its supporting statement is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials. In SLB 14B, the Staff clarified its views regarding when modification or exclusion of a shareholder proposal or supporting statement is appropriate under Rules 14a-8(i)(3) and 14a-9. Specifically, modification or exclusion is appropriate when, among other things, the company demonstrates objectively that a factual statement false or misleading with respect to a material fact. The Company believes the Proposal contains false and misleading statements with respect to materials facts.

Company's Stock Performance

The Proponent compares the Company's historical stock performance to the performance of certain indices, including the Wilshire US Small-Cap Value Index and the Wilshire US REIT Index (collectively, the "**Indices**"). The Proponent states that the Company's stock has "dramatically underperformed" such Indices over a stated period. The Proponent makes misleading and inaccurate comparisons of the Company's stock performance and that of the Indices. The Proponent's assertions are based on the Company's stock performance as of June 9, 2010, when the stock traded at $35.64 per share, while the Proponent uses a March 25, 2010 closing date for the Indices. Comparing figures from these different dates leads to disparate and misleading results. For example, using the Proponent's designated "2000 peak" as a baseline for the Indices (this in and of itself is vague, but we will assume that the peak was the high for each of the Indices in 2000), and using the March 25, 2010 closing date for both the Indices, the Indices grew 118.63% and 131.06%, respectively, and not 145.6% and 201.4% as the Proponent estimates. Furthermore, to make an accurate comparison of the Company's stock performance with the Indices as of March 25, 2010, the Proponent should have used the Company's stock price as of March 25, 2010, when the stock traded at $42.08 per share, and not the Company's stock price as of June 9, 2010. If, however, the Proponent wanted to use June 9, 2010 as the date for the Company's stock valuation, then to make an accurate comparison with the Indices, the Proponent should have also used June 9, 2010 to value the Indices. From the "2000 peak" of the Indices to June 9, 2010 (the date the Proponent uses for the Company's stock price), the Indices were up 98.59% and 120.53%, respectively, and significantly below the returns indicated by the Proponent.

Stockholder Dilution

The Proposal inaccurately asserts that the increase in the number of employee stockholders resulting from the Company-wide wage reduction plan has caused "significant dilution" to the current stockholders of the Company. On March 11, 2009 the Company announced the implementation of a Company-wide wage reduction plan designed to reduce compensation costs. Under the plan, the Company reduced the salaries of all effected employees on a sliding scale from 2.5% for seasonal employees to 10% for executives. In addition, each full-time, year-round employee received a grant of stock-based incentive compensation with a value on a sliding scale from 1.5% of salary to 7.5% of salary for executives. This grant increased the number of employee stockholders from approximately 260 to over 2,500, allowing many more employees to participate in ownership of the Company. The impact of the Company-wide wage reduction, partially offset by stock-based incentive compensation associated wage reduction grant, favorably impacted earnings per share ("**EPS**") due to lower compensation expenses. Additionally, the wage reduction stock-based incentive compensation grant increased the weighted average number of shares calculated on a diluted basis by only approximately 0.6%. As a result, the combination of the Company-wide wage reduction and the grant of stock-based incentive compensation did not cause "significant dilution" to the Company's stockholders as the Proponent suggests.

The Company believes that the misleading statements and factual inaccuracies discussed above rise to the level of false or misleading statements under Rule 14a-9. Accordingly, the Company intends to exclude the Proposal from its 2010 Proxy Materials pursuant to Rule 14a-9.

IV. CONCLUSION

Based on the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to contact me at (303) 454-2471 or C. Scott Salmon, the Company's Senior Corporate Counsel – Corporate & Securities, at (303) 404-1914.

Sincerely,



Richard J. Mattera

Attachments

cc: Fiona E. Arnold, Vail Resorts, Inc.
C. Scott Salmon, Vail Resorts, Inc.
Jeffrey L. Doppelt, c/o Andrew T. Cupit (via facsimile)

EXHIBIT A
THE PROPOSAL

See attached.

LAW OFFICES OF
ANDREW T. CUPIT
ATTORNEY AT LAW
203 West Somerdale Road
Voorhees, New Jersey 08043
(856) 783-5680
Facsimile (856) 783-5681

Admitted to practice in Maryland, New Jersey, New York, Pennsylvania and Washington, D.C.

New York Office
998 Old Country Road, Ste. 4
Plainview, New York 11803
(631) 754-7637

June 17, 2010

VIA CERTIFIED MAIL, RETURN RECEIPT REQUESTED
Vail Resorts, Inc.
390 Interlocken Crescent
Broomfield, CO 80021

Attn: Corporate Secretary

Re: Shareholder Proposal of Jeffrey L. Doppelt
2010 Vail Resorts, Inc. Annual Meeting
ATC File Number: 0014.0011

Dear Sir/Madam:

Please accept this letter as Mr. Jeffrey L. Doppelt's formal request to submit the following proposal to the shareholders of Vail Resorts, Inc. at the next annual meeting.

Pursuant to Section 8(c) of the Bylaws of Vail Resorts, Inc., as well as Rule 14a-8 of the Securities and Exchange Commission, Jeffrey L. Doppelt, of *** FISMA & OMB Memorandum M-07-16 *** SMA & OMB Memorandum M-07-16 ***ecord owner of 500 shares of common stock of Vail Resorts, Inc., for over one (1) year prior to the next annual meeting of shareholders of the corporation (*see* attached copy of proxy card), with the intention of holding said shares of common stock through the date of the upcoming annual meeting of shareholders, and presenting the following proposal in person at the said annual meeting, hereby gives notice and requests that the following proposal be put forth to the shareholders of Vail Resorts, Inc., at the 2010 Annual Meeting of Stockholders:

"**RESOLVED**: That Vail Resorts stockholders hereby request the Board of Directors elect taxation as a real estate investment trust ("REIT") under Internal Revenue Code ("IRC") Sections 856 through 860, commencing with the taxable year ending July 31, 2011.

Supporting Statement

Profitable growth begins with opportunistic and smart asset acquisition. Management has a history of investing the shareholders' money without any shareholder return. Despite significant earnings, Vail never distributed these earnings to their shareholders. Vail's third quarter fiscal report forecasted net income for the year ending July 31, 2010, of $25,000,000 - $35,000,000. Adding back depreciation and amortization, and adjusting for income taxes, cash available for distribution becomes

$152,050,000 - $169,000,000. As a REIT, Vail is required to distribute at least 90% of their annual taxable income to stockholders, including taxable income where no corresponding cash is received. To comply with IRC REIT distribution requirements, avoid federal income and non-deductible excise taxes, Vail may make distributions in cash, common stock or other securities. With 36,834,000 shares outstanding, the shareholders could receive distributions under REIT status of $4.13 to $4.59 per share. These numbers are impressive in this uncertain economic environment.

REIT status would provide consistent returns Vail's Initial Public Offering was July 4, 1997, at $22.00 per share. The stock traded at $35.64 per share on June 9, 2010. Since its IPO, the stock dramatically underperformed both the REIT and US Small-Cap Value indexes. As of March 25, 2010, the Wilshire US REIT index is up 201 4% since the 2000 peak and the Wilshire US Small-Cap Value index is up 145.6%. Consistent annual distributions could have resulted in enormous returns. In a Fiscal 2009 Quarterly Report CEO Rob Katz said, "We remain committed to creating an exceptional experience for each and every guest that spends their hard-earned money at our resorts this year." They have failed to do the same for their investors.

The Colorado Mountain Express acquisition, a seasonal business with high annual maintenance, for $40,500,000 1½ years ago, continuing with a subsequent Company-wide Wage Reduction Plan to preserve jobs and reduce salaries by granting stock-based incentive compensation, demonstrates that Vail engages in imprudent spending with unrealistic expectations. This will increase the number of employee shareholders approximately ten-fold, causing significant dilution to current shareholders. Vail currently anticipates defaults in their Real Estate Segment, yet continues spending with an additional $31,000,000 investment in Specialty Sports Venture (SSV), followed by an announcement on May 20, 2010 of new projects with anticipated spending of $75,000,000 to $85,000,000 this year On May 28, 2010 Vail announced its acquisition of Mountain News Corporation (MNC) for undisclosed terms.

As a REIT, management has less investment flexibility and thus is required to determine what best serves the shareholders. With less to invest, management will have to make better decisions regarding investments. The shareholders will reap the benefits of consistent and substantial distributions. Vail will reap the benefit of millions in tax savings Management will be more accountable to shareholders.

I urge the shareholders to support this resolution."

Kindly include the within proposal for submission to the shareholders of Vail Resorts, Inc at the next annual meeting. Thank you.

If you have any questions, please contact this office. Your courtesy and cooperation in this matter are greatly appreciated.

Very truly yours,

LAW OFFICES OF ANDREW T CUPIT



Andrew T. Cupit